UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

4th Floor, Building 4,

Shatoujiao Free Trade Zone,

Yantian District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 21, 2023, Jayud Global Logistics Limited (the “Company”) consummated its initial public offering (the “IPO”) of 1,250,000 Class A ordinary shares, par value $0.0001 per share (each, a “Class A Ordinary Share” and the Class A Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The Company completed the IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-26981), originally filed with the Securities and Exchange Commission on February 17, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on March 31, 2023 (the “Effective Date”). The IPO Shares were priced at a price of $4.00 per share. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JYD” on April 21, 2023.

In connection with the IPO, the Company issued a press release on April 21, 2023 announcing the pricing of the IPO and a press release on April 25, 2023 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits Index

Exhibit No.	Description

99.1	Press Release dated April 21, 2023, announcing the pricing of the Company’s IPO.

99.2	Press Release dated April 25, 2023, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer